Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of CNB Financial Corporation (the “Company”) on Form S-3 of our report dated March 3, 2023, on our audit of the consolidated financial statements and financial statement schedules of the Company as of and for the year ended December 31, 2022, which report is included in the Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated March 3, 2023, on our audit of internal control over financial reporting of CNB Financial Corporation, which is report is included in the Annual Report on Form 10-K. We also consent to the references to our firm under the caption “Experts.”

/s/ FORVIS, LLP

Indianapolis, Indiana
June 20, 2023